December 21, 2010
VIA EDGAR
United States
Securities and Exchange Commission
Attn: Larry Spirgel
Assistant Director
100 F Street N. E.
Washington, D.C. 20549
SUBJECT:	Comarco, Inc. Form 10-K for the Fiscal Year Ended January 31, 2010 Filed May 3, 2010 Form 10-Q for the Quarterly Period Ended July 31, 2010 Form No. 0-05449
Dear Mr. Spirgel:
     We are writing this letter in response to your letter dated December 1, 2010 regarding the review of our Form 10-K for the fiscal year ended January 31, 2010 (“Form 10-K”) and our Form 10-Q for the quarterly period ended July 31, 2010 (“Form 10-Q”). For your convenience, our responses correspond to the format and numbered comments of your letter.
Form 10-K for the Fiscal Year Ended January 31, 2010
Item 2. Properties, Page 15
1. Please tell us how you gave effect to the sublease agreement with Ascom in conjunction with the sale of WTS to Ascom in January, 2009. Refer to your basis in the accounting literature.
     Response: The Company gave effect to the sublease agreement with Ascom as prescribed by ASC Topic 840-20-25-14. The sublease agreement contains consistent terms with the Company’s existing lease with the landlord and the parties agreed to accept a pass-through of the existing charges for the premises occupied by Ascom after the consummation of the sale. There was no gain or loss element attributable to this arrangement.
Consolidated Statements of Cash Flows, page 36
2. Please revise to reconcile net loss (instead of net loss from continuing operations) to net cash used in operating activities. Refer to ASC Topic 230-10-45-28.

-2-	December 21, 2010
     Response: A revised Consolidated Statements of Cash Flows reconciling net loss to net cash used in operating activities is shown below. We used the presentation below in the Company’s Form 10-Q for the quarterly period ended October 31, 2010 filed with the Securities and Exchange Commission (“SEC” or “Commission”) on December 15, 2010 (the “Most Recent Form 10-Q”) and the Company confirms it will use the presentation below in its future filings.
COMARCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended January 31,
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(7,422)	$(4,465)
Income from discontinued operations	(778)	(5,234)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities:
Depreciation	772	978
Loss on sale/retirement of property and equipment	6	24
Loan origination fees	43	—
Stock based compensation expense	262	240
Provision for doubtful accounts receivable	150	14
Provision for obsolete inventory	162	1,469
Changes in operating assets and liabilities:
Accounts receivable	(7,665)	(2,413)
Inventory	135	(2,262)
Other assets	582	(9)
Accounts payable	(367)	850
Tax liability	(53)	—
Deferred rent, net of current portion	(119)	(391)
Accrued liabilities	9,034	(648)

Net cash used in continuing operating activities	(5,258)	(11,847)
Net cash used in discontinued operating activities	(497)	(5,311)

Net cash used in operating activities	(5,755)	(17,158)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of property and equipment	—	40
Proceeds from sale of Wireless Test Solutions business	1,275	11,475
Proceeds from sale of Call Box business	—	2,699
Purchases of property and equipment	(571)	(492)
Decrease in restricted cash	77	173

Net cash provided by continuing investing activities	781	13,895
Net cash provided by discontinued investing activities	—	396

Net cash provided by investing activities	781	14,291

-3-	December 21, 2010

	Years Ended January 31,
	2010	2009

CASH FLOWS FROM FINANCING ACTIVITIES:
Line of credit	1,000	—
Loan origination fees	(43)	—

Net cash provided by financing activities	957	—

Net decrease in cash and cash equivalents	(4,017)	(2,867)
Cash and cash equivalents, beginning of year	14,144	17,011

Cash and cash equivalents, end of year	$10,127	$14,144

Supplemental disclosures of cash flow information:
Cash paid for interest	$31	$—

Cash paid for income taxes, net of refunds	$—	$19

3. Please tell us how the cash proceeds from the sale of WTS were reported in the statement of cash flows.
     Response: The cash proceeds of $11,475,000 received during the fiscal year ended January 31, 2009 were included in the gain on sale of WTS which is part of the Income from discontinued operations, net of income taxes of $5,234,000 reported in the Consolidated Statement of Operations for the fiscal year ended January 31, 2009. The proceeds from the sale of WTS were originally reported as part of the Net cash provided by discontinued operating activities of $8,863,000 as originally filed in our Form 10-K. The cash proceeds from the sale of WTS are included in the Cash Flows from Investing Activities in the revised presentation of the Statement of Cash Flows provided in response to question #2 above.
     The remaining cash proceeds of $1,275,000 received during the fiscal year ended January 31, 2010 were included in the gain on sale of WTS which is part of the Income from discontinued operations, net of income taxes of $778,000 reported in the Consolidated Statement of Operations for the fiscal year ended January 31, 2010. Accordingly, the cash proceeds from the sale of WTS were included in the Net cash provided by discontinued operating activities of $778,000 as originally filed in our Form 10-K. The cash proceeds from the sale of WTS are included in the Cash Flows from Investing Activities in the revised presentation of the statement of cash flows provided in response to question #2 above.
2. Use of Estimates, page 38
4. Please tell us your basis for concluding that “approximately 10 percent of total units sold which are impacted by the Recall will be replaced.”
     Response: The Company obtained historical recall return percentages relating to products of a similar nature through consultation with experts in this area. In addition, the Company researched its historical return percentages from a recall that we had in fiscal 2004 for a similar product. The Company then selected a percentage which approximated the middle of the range of these historical rates of return.

-4-	December 21, 2010
3. Discontinued Operations (Wireless Test Solutions), page 43
5. Please tell us how you calculated the pre-tax gain of $5.9 million from the sale of Wireless Test Solutions. In this regard, we note that you previously estimated a pre-tax gain of $7.9 million in your Form 8-K filed on January 12, 2009. Refer to page 5 of Exhibit 99.3 therein.
     Response: The estimate of the pre-tax gain on the sale of Wireless Test Solutions (“WTS”) of $7.9 million, as reported in our Form 8-K filed on January 12, 2009, was calculated as if the sale had been completed on October 31, 2008. A pre-tax analysis of the amounts that were estimated at the filing of the Form 8-K versus the amounts included in the Form 10-K are summarized below:

	Per the 8-K	Per the 10-K
Gain from sale of WTS:
Adjusted cash consideration	$9,875,000	9,550,000
Total assets transferred	(6,169,000)	(8,015,000)
Total liabilities assumed	4,180,000	4,356,000

Pre-tax gain on sale of WTS	7,886,000	5,891,000

     The primary cause for the change in the assets transferred to Ascom upon the sale of WTS was due to the fact that the Accounts Receivable balance changed from $850,000 as of October 31, 2008 to $2,396,000 upon the consummation of the sale.
15. Commitments and Contingencies, page 50
Purchase Commitments with Suppliers, page 50
6. Please disclose what portion of your fixed purchase commitments, if any, is non-cancellable.
     Response: None of the fixed purchase commitments disclosed of $11,958,000 were cancellable as of January 31, 2010. The Company confirms it will include similar disclosure in its future filings.
Form 10-Q for the Quarterly Period Ended July 31, 2010
Condensed Consolidated Balance Sheets, page 3
7. Please tell us the nature of the accounts receivable from suppliers.
     Response: The Company added the following disclosure to its Most Recent Form 10-Q:
     “Oftentimes the Company is able to source components locally that it later sells to its contract manufacturers, who build the finished goods, and other suppliers. This is especially the case when new products are initially introduced into production. Sales to the Company’s contract manufacturers and other suppliers are excluded from revenue and are recorded as a reduction to cost of revenue.”

-5-	December 21, 2010
     The Company confirms it will include similar disclosure in its future filings.
Management’s Discussion and Analysis, page 16
Liquidity and Capital Concerns, page 23
8. We note your disclosure relating to the August 13, 2010 Second Amendment to the SVB Loan Agreement. In future filings, please disclose the Quick Ratio for each applicable financial period and the Company’s belief as to its ability to maintain the required ratio pursuant to the Second Amendment.
     Response: The Company added the following disclosures to its Most Recent Form 10-Q:
     “The Company believes that it will remain in compliance with the amended Quick Ratio financial covenant through the term of the Loan Agreement.”
     “As of October 31, 2010, the Company has borrowed $1,000,000 under the Loan Agreement and has a Quick Ratio of 1.37 to 1.00.”
     The Company confirms it will include similar disclosure in its future filings.
9. In future filings, please provide a more detailed discussion of your liquidity needs in the next 12 months and beyond. Although you note your belief that your existing cash and cash equivalent balances, as well as available borrowings under your existing credit facility will provide sufficient cash requirements for the next 12 months, we also note your disclosure that the credit facility matures on February 10, 2011, at which time, any outstanding principal balance is payable in full. Please disclose the outstanding principal balance and identify any known trends or any demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. If a material deficiency is identified, please indicate the course of action that you have taken or propose to take to remedy the deficiency. Also identify and separately describe internal and external sources of liquidity and briefly discuss any material unused sources of liquid assets.
     Response: The Company added the following disclosure to its Most Recent Form 10-Q:
     “We believe that our existing cash and cash equivalent balances of $5.3 million, and accounts receivable due from customers of $7.7 million at October 31, 2010, coupled with available borrowings under our existing credit facility, assuming we are able to renew it, will provide us sufficient funds to satisfy our cash requirements as our business is currently conducted for the next 12 months. As discussed above, certain factors and events could negatively affect our cash flows from operations, including:

-6-	December 21, 2010
•	Should the decline in sales to Targus persist and we are unable to replace these sales.

•	If we are not successful in reducing our inventory commitments resulting from reduced Targus sales.

•	Our inability to renew our existing Loan Agreement with SVB which currently expires on February 10, 2011.

•	Whether we incur costs and expenses as a result of the Recall in excess of the reserves we established for the Recall, including as a result of reaching a full agreement with Targus concerning the respective obligations of the parties regarding returned product.

•	Should the contract manufacturers of our ChargeSource® products become unable to manufacture our products at the level currently anticipated, should our ChargeSource® products fail to meet any required specifications, or should we encounter any unexpected problems, difficulties or delays in the production of our ChargeSource® products, our operating results and cash flows would be negatively impacted.

•	The delay in development, delivery or release of our ChargeSource® products could negatively impact our revenue, operating results and cash flows.
     In addition, the Company may require further debt and/or equity capital to fund its working capital needs. The inability to access these funds when needed could have a material adverse effect on the Company’s operations and financial condition. The Company is also considering the possibility of licensing its technology to a third party or liquidating its current inventory as a source of future capital.”
     The Company confirms it will include similar disclosure in its future filings.
* * * * * * * * * * *
     We are aware that we are responsible for the adequacy and accuracy of the disclosure in the filings we submit to the Commission. We know that staff comments or changes in disclosure we make in SEC filings that have been reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We trust that we have been responsive to your questions. However, if you should still have questions, please feel free to contact me at (949) 599-7446.

Sincerely,
/s/ Winston E. Hickman
Winston E. Hickman
Vice President and Chief Financial Officer